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09057531

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bass Creek Advisors, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2193 Chatfield Drive
(No. and Street)

Cleveland Heights (City) OH (State) 44106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Rial 216 272-0377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Card, Palmer, Sibbison & Co
(Name – *if individual, state last, first, middle name*)

4545 Hinckley Parkway (Address) Cleveland (City) OH (State) 44109 (Zip Code)

SEC Mail Processing
Section

FEB 25 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Riel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bass Creek Advisors, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive representative / Managing Member

Title

Notary Public

NOTARIAL SEAL

MICHAEL W ISSA
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 11-12-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASS CREEK ADVISORS, LTD.

(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008 AND 2007

BASS CREEK ADVISORS, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bass Creek Advisors, Ltd.
Cleveland Heights, Ohio

We have audited the accompanying balance sheets of Bass Creek Advisors, Ltd. (an Ohio Limited Liability Company) as of December 31, 2008 and 2007, and the related statements of operations and members' equity, and cash flows for the years the ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bass Creek Advisors, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 21, 2009

FINANCIAL STATEMENTS

BASS CREEK ADVISORS, LTD.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 301,730	$ 309,983
Accounts receivable	-	1,611,791
Prepaid expenses	-	9,759
TOTAL ASSETS	$ 301,730	$ 1,931,533

MEMBERS' EQUITY

	2008	2007
MEMBERS' EQUITY	$ 301,730	$ 1,931,533

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
FEE INCOME	$ -	$ 2,419,000
EXPENSES:		
Management fees to members	1,635,744	832,695
Legal, professional and regulatory fees	8,394	19,306
Travel related expenses	500	70,337
Printing and reproduction	790	9,627
Computer expense	-	10,295
Office expenses	975	5,733
Total expenses	1,646,403	947,993
INCOME (LOSS) FROM OPERATIONS	(1,646,403)	1,471,007
OTHER INCOME:		
Regulatory fee rebate	-	35,000
Interest income	12,162	41,826
Reimbursed expenses	4,438	65,620
Total other income	16,600	142,446
NET INCOME (LOSS)	(1,629,803)	1,613,453
MEMBERS' EQUITY, BEGINNING OF YEAR	1,931,533	318,080
CONTRIBUTED CAPITAL	-	-
MEMBERS' EQUITY, END OF YEAR	$ 301,730	$ 1,931,533

The accompanying notes are an integral part of the financial staetments.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (1,629,803)	$ 1,613,453
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Decrease (increase) in accounts receivable	1,611,791	(1,602,249)
Decrease (increase) in prepaid expenses	9,759	(9,759)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(8,253)	1,445
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,253)	1,445
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	309,983	308,538
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 301,730	$ 309,983

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. NATURE OF OPERATIONS

Bass Creek Advisors, Ltd. (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealer, pursuant to Rule 1014. The Company acts as placement agent for private equity and hedge fund shares to qualified U.S. institutions and accredited investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bass Creek Advisors, Ltd. is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit risk

The Company maintains cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management fees to members

Management fees to members that are intended as reasonable compensation for services rendered are accounted for as Company expenses rather than as allocations of the Company's net income. Payments that are intended as payment of interest of members' equity accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

3. DEFINED CONTRIBUTION PLAN

The Company participates in a multi-employer defined benefit retirement plan. The plan covers all members of the Company and is based upon earnings. There were no contributions required for the periods ending December 31, 2008 and 2007.

4. AGREEMENTS

Prior to 2008 the Company worked under an agreement with a private equity fund manager to act as its placement agent. The agreement called for monthly retainer fees to be paid to the Company as well as additional fees at closing based upon performance of the Company. During the year ended December 31, 2007 the private equity fund closed and the Company recorded their total fee as an accounts receivable at December 31, 2007. The fee was received in January, 2008.

5. INCOME TAXES

The Company has elected to defer application of FIN 48 "Accounting for Uncertainty in Income Taxes" in accordance with FSP FIN 48-3. Uncertain tax positions, if any, are evaluated by The Company on an individual basis and are presented in accordance with current GAAP guidance, namely FASB 109 "Accounting for Income Taxes."

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual federal and state income tax returns. Accordingly, there is no provision for federal or state income taxes.

SUPPLEMENTAL INFORMATION

BASS CREEK ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE
15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Members' equity	$ 301,730
Deductions and/or charges:	
Non allowed assets	-
Net capital before haircuts on securities positions	301,730
Less haircuts applicable to certificate of deposit	(128)
Net Capital	$ 301,602
Aggregate Indebtedness	$ -
Minimum Net Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirements	$ 296,602
Recentage of Aggregate Indebtedness to Net Capital	0.0 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II-A of Form X-17A-5, as of December 31, 2008.

See independent auditors' report